Exhibit 99.22

NEWS RELEASE

ORLA MINING APPOINTS ANDREW CORMIER AS CHIEF OPERATING OFFICER

VANCOUVER, BC – April 9, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that Andrew Cormier has been appointed as Chief Operating Officer (“COO”) and will be joining the Orla executive team effective April 16, 2020. Mr. Cormier succeeds Mr. Hans Smit who retired in December 2019 as COO of the company, while remaining with the Company as a consultant.

“We are excited that Andrew has decided to join Orla as we enter our next phase of growth. Andrew’s extensive construction and operating experience will be a great asset as we build our first gold mine in Mexico. We continue to emphasize a culture based on care and capability, and Andrew’s style and experience will be a great complement to the team”, commented Jason Simpson, President and Chief Executive of Orla.

Mr. Cormier has over 27 years of experience in the mining industry and was previously the Vice President of Development and Construction at Alamos Gold Inc. for the past seven years. Prior to that, he served as Project Manager at AuRico Gold, where he advanced development of the Young-Davidson mine. During his career, Mr. Cormier has worked for Noranda Inc, Barrick Gold Corporation, SNC-Lavalin and Cambior Limited. He graduated with a B.Eng. degree in Extractive Metallurgical Engineering from Laurentian University and received a Diploma in Technology, Management and Entrepreneurship from the University of New Brunswick. He is a licensed professional engineer in Ontario.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the use of proceeds from the Offering, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all approvals of the Offering will be obtained, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of preliminary economic assessments, drill results and the estimation of mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com
info@orlamining.com

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